

Mail Stop 4720

April 7, 2017

Paul Mathieson
President and Chief Executive Officer
IEG Holdings Corporation
6160 West Tropicana Ave., Suite E-13
Las Vegas, NV 89103

      Re: IEG Holdings Corporation
              Amendment No. 2 to Registration Statement on Form S-4
              Filed April 7, 2017
              File No. 333-215442
              Schedule TO-T/A
              Filed March 27, 2017
              File No. 005-87962

Dear Mr. Mathieson:

We have reviewed your amended registration statement and tender offer statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2017 letter.

Form S-4/A Filed on April 7, 2017

General

1. Because you have revised your offer such that you are only offering to acquire up to approximately 4.99% of OneMain's shares, please revise your disclosure throughout the prospectus to remove references to you and OneMain as a "combined" company.

The Offering

About IEG Holdings Corporation (see page 50), page 1

2.   We note your response to comment 8. As previously requested, please disclose that you have a history of reporting recurring losses and failing to generate positive net cash flows from operations.

Comparative Market Price and Dividend Matters (see page 61), page 1

3.   Please provide more recent price quotes for both your and OneMain's common stock.

Risk Factors

General

4.   We note your statement on page 46 that you focused on OneMain as a potential strategic acquisition, in part, because of "the substantial redundant cost structure" as you "already had the experience of moving from brick and mortar to online only." Please consider adding risk factor disclosure to address the fact that, if you are successful in implementing your planned changes to OneMain's operations, the conversion of its business model to an "online only" structure would entail more significant changes due to the significantly larger size of its assets and more complex structure of its operations.

The Companies, page 45

5.   We note that you provide your revenue and net losses for the years ended December 31, 2015 and 2016, respectively, while providing OneMain's interest income and net income for the same periods. In order to facilitate comparison, please provide comparable figures for each company in this section.

Information about IEG Holdings, page 59

6.   We note your response to our comment 57 and reissue our previous comment in full. Alternatively, tell us where you have made revisions addressing our comment.

Corporate History, page 69

7.   We note your response to comment 63. As previously requested, please disclose why IEG ceased doing business in Australia in 2012. Please refer to Item 101(a) of Regulation S-K and Item 14(a) of Form S-4 or tell us why you believe this information is not material to investors.

Liquidity and Capital Resources, page 75

8.   We note your response to our comment 66 and reissue our previous comment in part. Considering the disclosure of your current liquidity concerns, please revise to explain the rationale behind the board of director's approval of a stock repurchase plan of up to $2,000,000 of your common stock disclosed in a Form 8-K filed on January 9, 2017.

Material U.S. Federal Income Tax Consequences, page 138

9.   We note your response to comment 71. Please revise your disclosure to clarify that it is based on the tax opinion you are receiving from counsel, identifying counsel by name.

IEG Holdings Financial Statements

Note 1 – Summary of Significant Accounting Policies – Fair Value of Financial Instruments, page F-10

10.   We note your response to our comment 73 and reissue our previous comment in full. Alternatively, tell us where you have made revisions addressing our comment.

Schedule TO-T/A filed March 27, 2017

Item 10. Financial Statements

11.   We note the response provided in reply to our prior comment number 82. Item 1010(a)(3) of Regulation M-A requires disclosure of the ratio of earnings to fixed charges. The ratio only needs to be computed in a manner consistent with Item 503(d) of Regulation S-K. Item 503 need not actually apply, and otherwise does not serve as a prerequisite in determining whether or not disclosure of the ratio is required. Please revise to include the ratio of earnings to fixed charges for the time period specified in Item 1010(a) of Regulation M-A.

Item 12. - Exhibit 99(a)(4) | Press Release Announcing Extension of Tender Offer

12.   The Private Securities Litigation Reform Act of 1995, by its terms, does not apply to protect forward-looking statements made in connection with a tender offer. The press release affirmatively stated that such statements we eligible for protection under that Act's safe harbor provisions. Please confirm that all future communications made by the bidder(s) will not expressly or impliedly indicate that forward-looking statements, such as any financial projections or estimated synergies, qualify for protection under the Act's safe harbor provisions.

You may contact H. Stephen Kim, Assistant Chief Accountant, at (202) 551-3291, or Michael Volley, Staff Accountant, at (202) 551-3437, if you have questions regarding comments on the financial statements and related matters. Please contact William H. Dorton, Staff Attorney, at (202) 551-3107, Nicholas Panos, Senior Special Counsel – Office of Mergers and Acquisitions, at (202) 551-3266, or me at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services